UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35912

CUSIP NUMBER: 29102H108

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A.

PART I — REGISTRANT INFORMATION

Emerge Energy Services LP
Full Name of Registrant

N/A
Former Name if Applicable

5600 Clearfork Main Street, Suite 400
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Over the past several months, our management has been, and continues to be, focused on addressing Emerge Energy Services LP’s (the “Partnership’s”) compliance with the Second Amended and Restated Revolving Credit and Security Agreement, dated January 5, 2018, among the Partnership, the other borrowers party thereto (together with the Partnership, the “Borrowers”), PNC Bank, National Association, as administrative agent and collateral agent and the other lenders party thereto, as amended (the “Credit Agreement”) and the Second Lien Note Purchase Agreement, dated as of January 5, 2018, among the Borrowers, HPS Investment Partners, LLC as notes agent and collateral agent and the other lenders party thereto, as amended (the “Note Purchase Agreement”).  As previously reported, the Borrowers have recently entered into several forbearance agreements and amendments to the Credit Agreement and the Note Purchase Agreement. These efforts have required significant amounts of management time that ordinarily would be devoted to preparation of the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2018 (the “Annual Report”) and related matters.  The terms of any further forbearances, waivers or amendments or, in their absence, an acceleration of the outstanding amounts under the Credit Agreement and the Note Purchase Agreement would materially affect the financial statements presented in the Annual Report and the disclosures set forth in the Annual Report. The issues described above, which have caused the Partnership to be unable to timely file the Annual Report, could not be eliminated without unreasonable effort or expense.

Forward-Looking Statements

        This notification contains “forward-looking statements.”  Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements.  Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “could,” “may” and similar expressions.  Risks, uncertainties and assumptions that could affect our forward-looking statements include, among other things the risk that we may not obtain a forbearance, waiver, amendment or other arrangement with our lenders, and that our lenders may then exercise their remedies under the Credit Agreement or Note Purchase Agreement, including declaring all outstanding debt thereunder to be immediately due and payable and exercising their remedies against our assets and our subsidiaries’ assets.

All forward-looking statements included in this notification should be considered in the context of these risks.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Deborah Deibert	(817)	618-4020
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the delay in finalizing certain financial and other related data in the Annual Report described above, the Partnership’s results of operations for the fiscal year ended December 31, 2018 have not been finalized. As a result, the Partnership is currently unable to provide a reasonable estimate of the results or the anticipated change from prior period results.

Emerge Energy Services LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2019	By: Emerge Energy Services GP LLC, its general partner

		By:	/s/ Deborah Deibert
		Name:	Deborah Deibert
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).